UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.8)

NAVISTAR INTERNATIONAL CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

63934E108

(CUSIP Number)

Dr. Klaus Schartel

TRATON SE

Dachauer Str. 641

80995 München

+49 89 36098 70

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 25, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. TRATON SE f/k/a Volkswagen Truck & Bus GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667 shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.70%**
14.	Type of Reporting Person (See Instructions) OO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between TRATON SE (“TRATON”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by TRATON on June 16, 2017. TRATON contributed 16,629,667 shares of Common Stock to TRATON US Inc. on February 25, 2021.

** Based on 99,596,669 shares of Common Stock outstanding as of November 30, 2020, as reported by the Company in its annual report on Form 10-K for the fiscal year ended October 31, 2020.

CUSIP No.
1.	Names of Reporting Persons. Volkswagen Aktiengesellschaft
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667 shares of Common Stock *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.70%**
14.	Type of Reporting Person (See Instructions) HC, CO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between TRATON SE (“TRATON”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by TRATON on June 16, 2017. TRATON contributed 16,629,667 shares of Common Stock to TRATON US Inc. on February 25, 2021.

** Based on 99,596,669 shares of Common Stock outstanding as of November 30, 2020, as reported by the Company in its annual report on Form 10-K for the fiscal year ended October 31, 2020.

CUSIP No.
1.	Names of Reporting Persons. TRATON US Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 16,629,667 shares of Common Stock*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 16,629,667 shares of Common Stock*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,629,667 shares of Common Stock*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.70%**
14.	Type of Reporting Person (See Instructions) CO

* Represents 16,242,012 newly issued shares of common stock, par value $0.10 per share (“Common Stock”) of Navistar International Corporation (the “Company”) pursuant to the Stock Purchase Agreement, dated as of September 5, 2016, between TRATON SE (“TRATON”) and the Company (the “Purchase Agreement”) and 387,655 shares of Common Stock purchased through December 31, 2017 pursuant to a Rule 10b5-1 trading plan adopted by TRATON on June 16, 2017. TRATON contributed 16,629,667 shares of Common Stock to TRATON US Inc. on February 25, 2021.

** Based on 99,596,669 shares of Common Stock outstanding as of November 30, 2020, as reported by the Company in its annual report on Form 10-K for the fiscal year ended October 31, 2020.

Item 1. Security and Issuer

This statement (this “Statement”) constitutes Amendment Number 8 to the Schedule 13D relating to the issued and outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of Navistar International Corporation, a Delaware corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on March 10, 2017 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on April 18, 2018 (“Amendment No. 1”), Amendment No. 2 thereto filed on January 30, 2020 (“Amendment No. 2”), Amendment No. 3 thereto filed on September 10, 2020 (“Amendment No. 3”), Amendment No. 4 thereto filed on October 14, 2020 (“Amendment No. 4”), Amendment No. 5 thereto filed October 19, 2020 (“Amendment No. 5”), Amendment No. 6 thereto filed November 7, 2020 (“Amendment No. 6”) and Amendment No. 7 thereto filed on December 4, 2020 (“Amendment No. 7” and collectively, with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No.6, the “Schedule 13D”) on behalf of the Reporting Persons to furnish the additional information set forth herein. The principal executive offices of the Issuer are located at 2701 Navistar Drive, Lisle, Illinois 60532. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such term in the Schedule 13D.

The purpose of this Statement is to report that the shares of Common Stock previously held directly by TRATON SE, a public company organized under the laws of Germany (“TRATON”) have been contributed to and are now held directly by TRATON US Inc., a private Delaware corporation and indirect wholly owned subsidiary of TRATON (“TRATON US”). The contribution resulted in no change to the aggregate amount of Common Stock beneficially owned by TRATON or Volkswagen AG, a public company organized under the laws of Germany (“Volkswagen”).

Item 2. Identity and Background

Items 2(a) and 2(b) are hereby amended in their entirety by replacing them with the following:

(a) Pursuant to Exhibit 20, this Statement is being filed jointly and on behalf of TRATON, TRATON US and Volkswagen (together with TRATON and TRATON US, the “Reporting Persons”).

(b) The business address of TRATON is Dachauer Str. 641, 80995 München, the business address of Volkswagen is Berliner Ring 2, 38440 Wolfsburg, Germany and the business address of TRATON US is c/o Corporation Service Company at 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Persons is set forth on Schedule A and incorporated by reference. Schedule A is hereby amended in its entirety by replacing it with the Schedule A attached to this statement.

Item 2(c) is hereby amended and supplemented by adding the following paragraph.

(c)  TRATON US is an indirect subsidiary of TRATON. TRATON US has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Merger Agreement and the Contribution (as defined below).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraph:

On February 25, 2021 TRATON and TRATON International S.A., a Luxembourg corporation (“TRATON International”), entered into a Contribution Agreement, pursuant to which TRATON contributed 16,629,667 shares of Common Stock to TRATON International in exchange for two preferred shares of TRATON International (the “Initial Contribution”).

On February 25, 2021 and immediately after the Initial Contribution TRATON International and TRATON US entered into a Contribution Agreement, pursuant to which TRATON International contributed 16,629,667 shares of Common Stock to TRATON US in exchange for two shares of preferred stock of TRATON US (the “Second Contribution” and together with the Initial Contribution, the “Contribution”).

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by incorporating by reference the information provided in Item 3.

Item 5. Interest in Securities of the Issuer

Items 5(a) - (c) are hereby amended in their entirety by replacing them with the following:

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons as set forth in rows 7 through 13 of the cover pages hereto is incorporated by reference. TRATON US is the beneficial owner of 16,629,667 shares of Common Stock, which represents 16.70% of the shares of Common Stock outstanding based on 99,596,669 shares of Common Stock outstanding as of November 30, 2020, as reported by the Issuer in its annual report on Form 10-K for the fiscal year ended October 31, 2020. Volkswagen and TRATON are deemed to have beneficial ownership of the 16,629,667 shares of Common Stock owned beneficially by TRATON US. Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, none of the persons named in Schedule A hereto owns beneficially any shares of Common Stock.

(b) TRATON US has shared power to vote and dispose of 16,629,667 shares of Common Stock. TRATON has shared power to vote and dispose of 16,629,667 shares of Common Stock. Volkswagen has shared power to vote and to dispose of 16,629,667 shares of Common Stock.

(c) The following transactions in shares of Common Stock of the Issuer during the 60 days preceding the date hereof were effected by persons identified in Item 2:

The information in Item 3 is incorporated herein by reference.

Item 6. Interest in Securities of the Issuer

Item 6 is hereby amended and supplemented by incorporating by reference the information provided in Item 3 and is further amended and supplemented by adding the following paragraph:

In connection with the Contribution, on February 25, 2021 TRATON US entered into a Joinder to the Stockholder Agreement (the “Joinder Agreement”), pursuant to which TRATON US agreed to assume all of the rights and obligations of TRATON under the Stockholder Agreement.

Item 7. Material to be Filed as Exhibits

Exhibit 20: Joint Filing Agreement, dated as of February 25, 2021, by and between the Reporting Persons (filed herewith).

Exhibit 21: Contribution Agreement, dated as of February 25, 2021, by and between TRATON and TRATON International (filed herewith).

Exhibit 22: Contribution Agreement, dated as of February 25, 2021, by and between TRATON International and TRATON US (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRATON SE

February 26, 2021
Date

/s/ Matthias Gründler
Signature

Matthias Gründler, Chief Executive Officer

February 26, 2021
Date

/s/ Christian Schulz
Signature

Christian Schulz, Chief Financial Officer

VOLKSWAGEN AG

February 26, 2021
Date

/s/ Gunnar Lars Kilian
Signature

Gunnar Lars Kilian, Member of the Board of Management

February 26, 2021
Date

/s/ Jürgen Rittersberger
Signature

Jürgen Rittersberger, SVP Group Strategy and Secretary General

TRATON US INC.

February 26, 2021
Date

/s/ Do Young Kim
Signature

Do Young Kim, Chairman

February 26, 2021
Date

/s/ Franz Haslinger
Signature

Franz Haslinger, Secretary and Treasurer